EXHIBIT 99.1

Seabridge Gold Closes $19.7 Million Private Placement of Flow-Through Shares

TORONTO, May 04, 2018 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) announced today that it has closed its previously announced non-brokered flow-through financing, including the full amount of the over-allotment option, for aggregate gross proceeds of $19,734,000. A total of 1,150,000 flow-through common shares of the Company, including those pursuant to the exercise of the over-allotment option, were issued and sold at a price of $17.16 per flow-through common share (a 27.1% premium to the closing price on the TSX the day the flow-through financing was announced). The proceeds from the financing will be used to fund a 2018 exploration program at the Company's KSM project in Northwestern British Columbia, Canada.

Seabridge Chairman and CEO Rudi Fronk noted that: “This year’s exploration program at KSM will follow up on the tremendous success we achieved last year at KSM’s Iron Cap deposit where inferred gold resources increased by 302% to 20.0 million ounces and inferred copper resources increased by 379% to 8.6 billion pounds. As in previous years, we are confident that this year’s program should add sufficient resource ounces of gold to more than offset the share issuances from this financing. Increasing gold ownership per share remains an important objective for Seabridge." See news release dated February 13, 2018 for details of the current inferred resource estimate for Iron Cap (1.3 billion tonnes at 0.48 g/t gold and 0.30% copper).

The flow-through financing was made by way of private placement in Canada and the issued shares will be subject to a four month hold period expiring on September 5, 2018. There were no commissions payable on this financing.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to planned exploration work at the Company's projects and the expected results of such work, including on gold ownership per share "forward-looking information" within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, aims, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions, and, being estimates, resource and reserve estimates are also forward-looking statements. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the use of proceeds from the flow-through offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2017 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email: info@seabridgegold.net